Exhibit E-11

Exhibit E-11

Notice of the 2002 Annual General Meeting of Eidos plc

Letter from the Chairman

7 October 2002

Dear Shareholder,

2002 Annual General Meeting (AGM)

You will find enclosed with this letter a Notice convening the Company’s AGM to be held at 12.00 noon on Tuesday, 3 December 2002 at the Company’s registered office, Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU. A location map appears on page 6.

The resolutions which shareholders will be asked to consider and approve are set out in the Notice of AGM on page 2. Explanatory notes on the various items of Special Business to be conducted at the Meeting are set out on page 4.

Report on Directors’ Remuneration

The Board is committed to high standards of corporate governance and recognises its accountability to shareholders. Accordingly, and in line with current best practice, Resolution 2 provides shareholders with the opportunity to consider and approve the Report on Directors’ Remuneration as set out on pages 8 to 11 of the Company’s Report and Accounts for the 15 month period ended 30 June 2002.

Action to be taken

Whether or not you are able to attend the AGM, the directors urge you to complete the reply-paid Form of Proxy enclosed and return it to the Company’s Registrar, Computershare Investor Services PLC, PO Box 1075, Bristol BS99 2FA, as soon as possible and, in any event, so as to arrive no later than 12.00 noon on 1 December 2002.

Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the AGM (in substitution for your proxy vote) should you subsequently decide to do so. If you have any issues or concerns arising from the business proposed to be conducted at the Meeting, please do not hesitate to write to me at the address set out below or to e-mail me at plc@eidos.com

A summary of the business transacted at the AGM, including any questions raised and answers given, together with a final proxy count statement, will be available on request from the Company’s Registrar shortly after the Meeting.

Recommendation

The Board believes that the proposed resolutions set out in the Notice of AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, your directors recommend you to vote in favour of each resolution, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

John van Kuffeler
Chairman

Registered office:
Wimbledon Bridge House
1 Hartfield Road
Wimbledon
London SW19 3RU
United Kingdom
Telephone +44 (0)208 636 3000
Facsimile +44 (0)208 636 3001
www.eidos.com
Incorporated in England with registered number 2501949

Notice of the 2002 Annual General Meeting of Eidos plc

Notice is hereby given that the Annual General Meeting of Eidos plc will be held at 12.00 noon on Tuesday, 3 December 2002 at its registered office, Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

The following Routine and Special Business will be transacted at the Meeting of which items 1 to 8 and 10 will each be proposed as an Ordinary Resolution requiring no less than a simple majority of votes cast in favour for the resolution to be passed. Items 9 and 11 will each be proposed as a Special Resolution requiring no less than a 75 per cent. majority of votes cast in favour for the resolution to be passed.

Routine Business

Report and Accounts

1.To receive and adopt the Directors’ Report and the Company’s audited statement of accounts for the 15 month period ended 30 June 2002.

Report on Directors’ Remuneration

2.THAT the Report of Directors’ Remuneration, as set out on pages 8 to 11 of the Report and Accounts (as referred to in 1. above), be and is hereby approved.

Election of director

3.To elect as a director Mr John van Kuffeler who seeks election having been appointed to the Board since the last Annual General Meeting.

Re-election of directors

4.To re-elect as a director Mr Jeremy Heath-Smith who retires by rotation.

5.To re-elect as a director Mr Ian Livingstone who retires by rotation.

6.To re-elect as a director Mr Michael McGarvey who retires by rotation.

Exhibit E-11

Re-appointment of auditors

7.To re-appoint KPMG Audit Plc as auditors and to authorise the directors to determine their remuneration.

Special Business*

Authority to allot securities

8.THAT the directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 (“the Act”) to allot relevant securities (within the meaning of Section 80(2) of the Act) of up to an aggregate nominal value of £932,552, such authority to be in substitution for and to the exclusion of any previous authority conferred upon the directors and such authority to expire at the conclusion of the Company’s next Annual General Meeting or, if earlier, 15 months from the date of this resolution, save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities of the Company to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired.

Authority to disapply pre-emption rights

9.THAT, conditional upon the passing of Resolution 8 above, the directors be generally and unconditionally empowered to make allotments of equity securities (within the meaning of Section 94(2) of the Companies Act 1985 (“the Act”)) for cash as if Section 89(1) of the Act did not apply to any such allotment provided that such power shall be limited:

(a) to the allotment of equity securities in connection with or pursuant to any issue or offer to the holders of Ordinary shares where the equity securities respectively attributable to the interest of holders of Ordinary shares are proportionate as nearly as may be to the respective amounts of Ordinary shares held by them on a fixed record date, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with legal or practical issues under the laws of, or as a requirement of, any regulatory or stock exchange authority in any jurisdiction or in relation to fractional entitlements; and

(b) to the allotment (otherwise than pursuant to sub-paragraph (a) of this resolution) of equity securities up to an aggregate nominal value of £139,883.

Such authority to expire at the conclusion of the Company’s next Annual General Meeting or, if earlier, 15 months from the date of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if this authority had not expired.

Authority to make market purchases of shares

10.THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 (“the Act”) to make market purchases (within the meaning of Section 163 of the Act) of Ordinary shares provided that:

(a) the maximum number of Ordinary shares hereby authorised to be purchased shall be 6,994,134;

(b) the minimum price which may be paid for an Ordinary share shall be 2 pence;

(c) the maximum price which may be paid for an Ordinary share shall be an amount equal to 105 per cent.of the average of the middle market quotations for an Ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary share is purchased;

(d) the authority hereby conferred shall expire at the conclusion of the Company’s next Annual General Meeting or, if earlier, 15 months from the date of this resolution; and

(e) the Company may make a contract to purchase Ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary shares in pursuance of such contract.

Amendment to Articles of Association

11.THAT the Articles of Association of the Company be amended as set out in Appendix 2 of this circular to shareholders of which this Notice forms part.

By Order of the Board

Michael Arnaouti
Secretary

7 October 2002

Registered office:
Wimbledon Bridge House
1 Hartfield Road
Wimbledon
London SW19 3RU
United Kingdom

* See also Explanatory notes on the Special Business on page 4

Exhibit E-11

Notes

Brief biographical details of the directors seeking election or re-election are set out in Appendix 1.

A member entitled to attend and vote at the Annual General Meeting (“AGM” or “Meeting”) is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.

To be valid, a Form of Proxy1 must be completed and any power of attorney or other authority under which it is executed (or a duly certified copy thereof) must be lodged with the Company’s Registrar, Computershare Investor Services PLC, PO Box 1075, Bristol BS99 2FA, no later than 12 noon on 1 December 2002. Completion and return of a Form of Proxy will not preclude a member from personally attending and voting at the AGM (in substitution for their proxy vote) if they subsequently decide to do so.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the Register of Members of the Company as at close of business on 29 November 2002 or, if the Meeting is adjourned, on the Company’s Register of Members 48 hours before the time fixed for the adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the Register of Members after close of business on 29 November 2002 or, if the Meeting is adjourned, 48 hours before the time fixed for the adjourned Meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting, notwithstanding any provisions in any enactment, the Company’s Articles of Association or other instrument to the contrary.

There will be available for inspection at the Company’s registered office during normal business hours on any business day from the date of the Notice until the AGM and at the place of the Annual General Meeting for at least 15 minutes before the Meeting is held until its conclusion:

(a) copies of the executive directors’ service contracts together with all letters of appointment in respect of non-executive directors;

(b) the statutory register of directors’ interests;

and

(c) a copy of the draft new Articles of Association of the Company, as amended pursuant to the proposal set out in Resolution 11.2

1 A reply-paid Form of Proxy accompanies this circular
2 Also available for inspection during normal business hours on any business day from the date of this Notice until the conclusion of the AGM at the offices of Taylor Wessing, Carmelite, 50 Victoria Embankment, Blackfriars, London EC4Y 0DX.

Exhibit E-11

Explanatory notes on the Special Business: Resolutions 8 to 11

Resolutions 8 & 9: Authority for directors to allot securities and disapply pre-emption rights.

The purpose of these resolutions is to renew for a further period until the earlier of the Company’s next Annual General Meeting or 3 March 2004, the authorities given at last year’s Annual General Meeting, pursuant to Sections 80 and 89 of the Companies Act 1985.

Resolution 8 will renew the directors’ authority to allot relevant securities up to an aggregate nominal amount of £932,552 representing 46,627,597 Ordinary shares of 2 pence each (being one-third of the Company’s current issued share capital).

Resolution 9 renews the directors’ authority to issue shares for cash, either by way of a rights issue or offer to existing shareholders or to other persons on a non pre-emptive basis, provided that any issue for cash to such persons shall not exceed £139,883 representing 6,994,140 Ordinary shares of 2 pence each (being 5 per cent.of the Company’s current issued share capital).

Although the directors have no present intention of making use of the authorities sought, they wish to retain the opportunity to act quickly and allot relevant securities within these limits if they consider it in the interests of the Company to do so. In any event, no issue will be made which would effectively alter the control of the Company without the prior approval of shareholders in general meeting.

Resolution 10: Authority for the Company to make market purchases of its own shares

Section 162 of the Companies Act 1985 permits a company to purchase its own shares provided it is authorised to do so by its Articles of Association and the purchase has been authorised by shareholders in general meeting. Your directors consider that there may be occasions when it would be desirable for the Company to purchase its own shares in the market for cancellation.

The Company’s Articles of Association already provide the appropriate authority for the Company to purchase its own shares and the purpose of this resolution is to authorise the Company for a period until the conclusion of its next Annual General Meeting or 3 March 2004, whichever is the earlier, to make purchases of up to 6,994,140 Ordinary shares in the market (being 5 per cent.of the Company’s current issued share capital).

This proposal should not be taken as an indication that the Company will purchase its shares at any particular price, or at all, or to imply any opinion on the part of your directors as to the market or other value of the Company’s Ordinary shares. Your directors will only exercise the power to effect the purchase by the Company of its own shares at price levels and in circumstances which they consider to be in the interests of the Company, after taking account of its other investment opportunities and overall financial position, and which, in particular, would lead to a beneficial impact on the earnings per share of the remaining issued Ordinary shares. In any event, no purchase will be made which would effectively alter the control of the Company without the prior approval of shareholders in general meeting.

The total number of employee options and purchase rights to subscribe for equity shares currently outstanding (including acquisition related schemes) is approximately 8.7 million. This represents 5.8 per cent. of the Company’s current issued share capital. If the Company bought back the maximum number of shares permitted pursuant to the passing of this resolution, then the total number of options and purchase rights outstanding would represent 6.1 per cent. of the issued share capital as reduced following those repurchases. There is an outstanding warrant over 314,485 Ordinary shares.

Resolution 11: Amendments to the Company’s Articles of Association

Following a review of the Company’s Articles of Association, it is proposed to make the following two amendments:

• Article 86 – to increase the maximum aggregated permitted amount of fees (not remuneration) payable to directors from £100,000 to £350,000 per annum. This is particularly relevant given the increased number of non-executive directors now serving on the Board and its Committees.

• Article 162 – to replace the current Directors and Officers indemnity liability Article with a new indemnity and insurance Article. This will include the deletion of reference to the Auditors as an Officer as they are no longer to be covered under the Company’s Directors and Officers Liability Insurance Policy. This particular change is in line with guidelines issued by the Association of British Insurers and in line with best practice.

The actual amendments proposed to be made to the Articles are set out in full in Appendix 2 of this circular.

Exhibit E-11

Appendices

Appendix 1: Profiles of Directors seeking election and re-election (Resolutions 3-6)

John van Kuffeler (53) joined the Board as non executive Chairman on 18 April 2002 and serves as a member of both the Nomination and Remuneration Committees. He is also Chairman of Provident Financial PLC, The Fleming Technology Trust PLC, The Finsbury Smaller Quoted Companies Trust PLC and Huveaux PLC.
Prior to taking up these appointments he was Chief Executive of Provident Financial PLC and Brown Shipley Holdings PLC.

Jeremy Heath-Smith (41) joined the Board in April 1996. Prior to that he was a Director of CentreGold plc and Managing Director of U.S. Gold Limited. In July 1988, he founded Core Design Limited (an interactive software developer and publisher that was acquired by CentreGold plc in 1994) where he continues to serve as Managing Director.

Ian Livingstone (52) joined the Board in October 1995 and was appointed Creative Director in April 2002 when he stepped down as Chairman, a position he had held since 1995. Prior to that he was Managing Director of the Domark Group Limited. Since 1982, he has authored and co-authored the “Fighting Fantasy” series of interactive game books which have sold in excess of 14 million copies worldwide. In 1975, he co-founded Games Workshop Limited, a role-playing games company, where he served as Joint Managing Director and subsequently as Chairman until 1991.

Michael McGarvey (36) joined the Board in October 1997 and was appointed Chief Executive Officer in November 2000.He previously served as Chief Operating Officer from 1997. Prior to that he was Chief Executive Officer of Eidos Interactive, Inc., Vice President, Sales and Marketing, of Domark Software, Inc. and Director of Sales for Diceon Electronics, Inc.

Appendix 2: Proposed amendments to the Articles of Association (Resolution 11)

(i) By deleting “£100,000” from Article 86 and substituting therefor “£350,000”.

(ii) By deleting the existing Article 162 and substituting therefor the following new Article:

“Article 162: Indemnity and Insurance

(A) Subject to the provisions of and so far as may be consistent with the Statutes, every Director, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and/or discharge of his duties and/or the exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

(B) Without prejudice to paragraph (A) of this Article the Directors shall have the power to purchase and maintain insurance for or for the benefit of persons who are or were at any time Directors, officers or employees of any Relevant Company (as defined in paragraph (C) of this Article) or who are or were at any time trustees of any pension fund or employee share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to any Relevant Company, or any such pension fund or employee share scheme.

(C) For the purpose of paragraph (B) of this Article “Relevant Company” shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any subsidiary undertaking of the Company or of such other body.”

Exhibit E-11